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CLIENT/MATTER NUMBER
117227-0101

May 10, 2018

Mr. Daniel F. Duchovny Special Counsel Office of Mergers and Acquisitions U.S. Securities and Exchange Commission Division of Corporation Finance 100 F Street, N.E. Washington, DC 20549

Re:	HomeStreet, Inc. Additional Definitive Soliciting Materials filed by Blue Lion Opportunity Master Fund, L.P. et al. Filed May 3, 2018 File No. 1-35424

Dear Mr. Duchovny:

On behalf of Blue Lion Opportunity Master Fund, L.P. et al (the “Participants”), we are writing in response to the May 7, 2018 comments of the Staff (the “Staff”) of the Securities and Exchange Commission on the additional definitive soliciting materials referenced above.  Set forth below, in bold italics, are the comments of the Staff, and following such comments are the Participants’ responses (in regular type).

Comment No. 1:  Please amend your filing to disclose the legal basis for your conclusion that HomeStreet was required to disclose the business relationship between Mr. Mason and the father of Mr. Smith and the insider loans that you describe in your filing.  Please disclose the substance of such legal basis on each slide that implicates this topic, including slides 16, 22, and 23, and in subsequent filings as appropriate.

Response:  The Participants will amend the filing as requested.

Comment No. 2:  Please specify on slide 16 the size of the “large” loans to insiders.

Response:  The Participants will amend the filing as requested.

Comment No. 3:  We note your statement on slide 16 that indicates the Board is “led by Mr. Boggs.”  Please provide the factual basis for this assertion, or revise to clarify that the Chairman of the Board is Mr. Mason, not Mr. Boggs.

Response:  The Participants will amend the filing as requested.

AUSTIN BOSTON CHICAGO DALLAS DENVER	DETROIT HOUSTON JACKSONVILLE LOS ANGELES MADISON	MEXICO CITY MIAMI MILWAUKEE NEW YORK ORLANDO	SACRAMENTO SAN DIEGO SAN FRANCISCO SILICON VALLEY TALLAHASSEE	TAMPA WASHINGTON, D.C. BRUSSELS TOKYO

U.S. Securities and Exchange Commission
May 10, 2018

Comment No. 4:  Slide 17 indicates that material accounting weaknesses occurred from 2013 through 2017.  In subsequent filings, you appear to acknowledge that material accounting weaknesses occurred in 2013-2014 but have not occurred since.  Please amend slide 17 to clarify this and please refrain from equating material accounting weaknesses and significant deficiencies in future filings.

Response:  The Participants will amend the filing to provide more clarity.  We note that HomeStreet has repeatedly stated in its filings that as part of its ongoing monitoring of internal control from time to time it has discovered deficiencies in its internal controls that have required remediation, and that in the past, these deficiencies have included material weaknesses and significant deficiencies, without specifying any time periods or details.

Comment No. 5:  Please provide us with the factual basis for your assertion on slide 21 that several members of management and the Board have “relationships with a troubled past.”

Response:  The Participants note the following as support for their belief that management and the Board have relationships with a troubled past:

•	Messrs. Ederer, Boggs, Kirk and King were on the board of directors at HomeStreet when it received its cease and desist from the FDIC.

•	Mr. Indiek was a Director with Mr. Mason at Bank Plus during the period when it had regulatory issues:

▪	https://www.sec.gov/Archives/edgar/data/1012616/000101968701000446/0001019687-01-000446.txt
▪	https://www.justice.gov/crt/housing-and-civil-enforcement-cases-documents-36

Comment No. 6:  On slide 27, you state that the peer group “constantly changes” but do not point out that the peer group has not changed for the last three years (at least according to the chart you have provided on that slide).  The chart also appears to conflict with (or at least is unrelated to) the second and third points made on the left-hand side of the slide.  Finally, it appears that the peers that Blue Lion has chosen to include are all included in the peer group that HomeStreet has chosen for the last three years (again, according to the chart you present on the slide).  Please revise to clarify.

Response:  The Participants will amend the filing to clarify.  The Participant’s peer group is a sub-group of HomeStreet’s peer group, as they wanted to ensure that no one could argue that their peer group was inappropriate.

U.S. Securities and Exchange Commission
May 10, 2018

HomeStreet has repeatedly made changes in its peer groups:

•	The most recent change was in HomeStreet’s ISS deck which was added on slide 16 of their deck.

•	The Participants made reference to this on slide 27 in their deck.

Comment No. 7:  On slide 29, under “Lack of Disclosure,” you reference “None on Gender Pay” and “Limited on CEO Succession Plans,” suggesting that HomeStreet has failed to comply with a disclosure requirement in omitting disclosure on these topics.  Please revise to disclose the legal basis for such suggestion, or remove the references.  Slide 29 also refers to “Obstructive” voting standards.  However, the standards cited appear to be typical.  Please advise and/or revise.  Finally, slide 29 refers to a lack of proxy access.  Please clarify whether this reference relates solely to Blue Lion’s efforts or to other shareholders as well, and provide factual support as appropriate.

Response:  The Participants believe that gender pay and CEO succession are important matters for consideration.  A review of proxy statements reveals multiple shareholder proposals on gender pay and issuers stating that they are committed to reports on gender pay.  And a review of proxy statements reveals multiple issuers discussing succession planning in their proxy statements.  As the Participants believe these are important items, and that “a primary purpose of the federal proxy rules is to provide shareholders with full disclosure of all information for the exercise of their voting rights under state law and the corporation's charter” (Exchange Act Release No. 56160, July 27, 2007), they believe there should be disclosure in the proxy statement.

With regard to the voting standards, these standards are not mandatory in states like Delaware, where many companies are incorporated, and companies may elect to have standards more favorable to shareholders.  The participants will clarify that they believe HomeStreet should act to provide voting standards more favorable to shareholders.

U.S. Securities and Exchange Commission
May 10, 2018

The reference to lack of proxy access is reference to the fact that HomeStreet has not given its shareholders the ability to nominate their own candidates for director positions on HomeStreet’s proxy voting card, together with the nominees of the current board.  See Staff Paper: Public versus Private Provision of Governance: The Case of Proxy Access, July 24, 2015.  In this paper, the Staff noted that the “power to nominate and elect directors is the most direct tool that can compel corporations to be governed in accordance with the views of their ultimate owners: the shareholders.”  The Participants will clarify in the amended filing.

Comment No. 8:  Please file a revised presentation to retract the assertion on slide 38 that “[t]he SEC had zero issues with” Blue Lion’s Schedule 13D filings. We do not necessarily review, and we do not approve, Schedule 13D filings, and a lack of SEC comment on such filings does not mean that we had or have “zero issues” with them.

Response:  The Participants will amend the filing as requested.

Comment No. 9:  Please provide support for the assertion on slide 45 that HomeStreet “admitted audit committee members didn’t understand hedge accounting.”

Response:  HomeStreet made disclosure that stated their directors lacked experience and knowledge regarding hedge accounting.  See the disclosure in HomeStreet’s proxy statement that it filed with the SEC last year on May 18, 2017:

“We would respectfully note that at all times relevant to Mr. King’s candidacy, the Company’s books and records were audited by KPMG LLP (from 2008 to 2014) or Deloitte & Touche LLP (from 2015 to present), and the Company and the Board of Directors (including the Audit Committee) relied upon advice that Mr. King and the Company’s other directors believed to be competent as to the matters entrusted to them.  See RCW 23B.08.300(2), which reads in pertinent part: “In discharging the duties of a director, a director is entitled to rely on information, opinions, reports, or statements, including financial statements and other financial data, if prepared or presented by…legal counsel, public accountants, or other persons as to matters the director reasonably believes are within the person's professional or expert competence.”  The hedging activities described above are extremely complex (for reference, the seminal guidance from one major accounting firm on this subject is 620 pages long), and naturally requires directors such as Mr. King to seek the independent opinion of the Company’s outside auditors.  Once KPMG and Deloitte & Touche had rendered an unqualified opinion as to these matters, neither Mr. King nor any other board member exercising reasonable and appropriate diligence did or could have either the expertise or the fact-specific knowledge necessary to question those opinions.”

*******

U.S. Securities and Exchange Commission
May 10, 2018

If the Staff has any questions with respect to any of the foregoing, please contact the undersigned at (414) 297-5596.

Very truly yours,

/s/ Peter D. Fetzer

Peter D. Fetzer

cc:            David Plattner, Special Counsel
   U.S. Securities and Exchange Commission